ANNEX 1 – SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcement sent to the London Stock Exchange on 7 October 2008

National Grid plc
1-3 Strand, London, WC2N 5EH,
United Kingdom

Announcement:

‘National Grid Investor Day’

7 October 2008

National Grid Investor Day

National Grid is today holding a seminar for investors and analysts. This will focus on the Transmission and Electricity Distribution & Generation businesses. It will also provide an update on our capital investment plans. The presentation will outline an additional £2bn of investment in the period to 2012 which will be remunerated under current regulatory agreements, in addition to the £16bn already announced.  This equates to a total investment programme of over £3bn per year.  Beyond 2012, our expectation is that investment will continue at least at that level for the foreseeable future.

The presentation will demonstrate National Grid’s strong financing track record.  It will also show the progress being made in implementing the new global operating model and provide an update on our constructive dialogue with regulators as we seek to meet the challenges presented by climate change and security of supply.

Presentations will be made by Chief Executive, Steve Holliday, and his executive team.

Steve Holliday said “National Grid is extremely well positioned to deliver low risk, organic growth as it continues to invest and earn good returns from its regulated businesses.  We are central to the delivery of the energy networks of the future and are working closely with government and regulators to meet this challenge.”

The seminar will begin at 10.30 am and will be held at Deutsche Bank, 1 Great Winchester Street, Winchester House, EC2N 2DB.  The seminar will close at 16.00.

A live webcast of the seminar will be available at www.nationalgrid.com/corporate/Investor+Relations/.  A replay of the webcast will be available on this website later today.  Conference call details for the seminar are:

UK dial in: +44 (0) 203 023 4488
US dial in: +1 866 966 5335
Password: National Grid

As previously announced, National Grid’s half-year results will be announced on Thursday, 20 November 2008.

CONTACTS

Investors
David Rees	+44 (0)20 7004 3170	+44 (0)7901 511322 (m)
George Laskaris	+1 718 403 2526	+1 917 375 0989 (m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321 (m)
Victoria Davies	+44 (0)20 7004 3171	+44 (0)7771 973447 (m)

Media
Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173 (m)
Chris Mostyn	+1 718 403 2747	+1 347 702 3740 (m)

Brunswick
Paul Scott	+44 (0)20 7396 5333	+44 (0)7974 982333 (m)

CAUTIONARY STATEMENT
This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to our financial condition, our results of operations and businesses, strategy, plans and objectives. Words such as “anticipates”, “expects”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “may”, “will”, “continue”, “project” and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of our future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond our ability to control or estimate precisely, such as delays in obtaining, or adverse conditions contained in, regulatory approvals and contractual consents, including unseasonable weather affecting the demand for electricity and gas, competition and industry restructuring, changes in economic conditions, currency fluctuations, changes in interest and tax rates, changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, the impact of changes to accounting standards and technological developments. Other factors that could cause actual results to differ materially from those described in this announcement include the ability to integrate the businesses relating to announced acquisitions with our existing business to realise the expected synergies from such integration, the availability of new acquisition opportunities and the timing and success of future acquisition opportunities, the timing and success or other impact of the sales of our non-core businesses, the failure for any reason to achieve reductions in costs or to achieve operational efficiencies, the failure to retain key management, the behaviour of UK electricity market participants on system balancing, the timing of amendments in prices to shippers in the UK gas market, the performance of our pension schemes and the regulatory treatment of pension costs, and any adverse consequences arising from outages on or otherwise affecting energy networks, including gas pipelines, which we own or operate. For a more detailed description of some of these assumptions, risks and uncertainties, together with any other risk factors, please see our filings with and submissions to the US Securities and Exchange Commission (the “SEC”) (and in particular the “Risk Factors” and “Operating and Financial Review” sections in our most recent Annual Report on Form 20-F). Except as may be required by law or regulation, National Grid undertakes no obligation to update any of its forward-looking statements. The effects of these factors are difficult to predict. New factors emerge from time to time and we cannot assess the potential impact of any such factor on our activities or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.